FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on December 6, 2007

EXHIBIT 1

STEALTHGAS INC ANNOUNCES ACQUISITION OF TWO NEW RESALE PRODUCT CARRIERS AND THEIR DEPLOYMENT ON SEVEN YEAR BARE BOAT CHARTERS

AS WELL AS CHARTER RENEWAL FOR THE GAS CHIOS

ATHENS, GREECE, December 6, 2007. STEALTHGAS INC. (NASDAQ: GASS) (the “Company”), a ship owning company serving primarily the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today that is has entered into contracts to acquire, from an unaffiliated party, two new 47,000 deadweight M.R. type product tankers ex yard for delivery in February and April 2008 respectively. Upon their delivery to the Company they will be deployed on seven year bare boat charters to an international oil trader.

The total purchase price of the two vessels is $115 million and this will be funded by a combination of equity from the Company’s successful follow on offering completed in July 2007 and bank debt. The aggregate monthly income for the two vessels is $932,672 per calendar month.

Commenting on the purchases CEO Harry Vafias said “Since our successful follow on offering in July of this year we have been very active in trying to acquire further tonnage in our core sector, Handy Size LPG carriers. However due to the continued improved market conditions within this sector asset prices are still rising and existing owners have become much more reluctant to sell, therefore we took the decision to look for a secure opportunistic investment in order for us to be able to deploy some of the funds that we raised in the summer of this year in an accretive manner. As such we believe that the investment in two brand new high tech product tankers fixed on long term bare boat charters to a first class name gives us that opportunity. The LPG sector will continue to be the core of our ongoing strategy as we believe the outlook for the transportation of these gases is very positive over the coming years given, as I have discussed before, the likely increase of supply of product at a time of declining fleet growth in the Handy Size sector.”

The Company also announced that the existing time charter for the Gas Chios has been extended from March 2008 for a further two years with its existing charterer at a 40% increase over the current charter rate.

CEO Harry Vafias commented “We are very pleased to announce this very attractive increase in the charter rate for the Gas Chios which we believe further underlines our belief that the fundamentals for our particular sector are very positive going into the next two to three years. The fact that a prime charterer has also sought to secure the vessel for their use for a further two years also in our opinion reiterates that view.”

Fleet Profile and Fleet Deployment:

The table below show the Company’s fleet development and deployment as of today:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Oct-09
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios (2)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-10
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Bareboat	Jun-10
Gas Nemesis (3) (26)	5,016	F.P.	1995	Jun-06	Time Charter	May-09
Lyne (4)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor (5)	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (6)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (7)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon (8)	5,000	F.P.	1994	Jun-07	Time Charter	Jul-10
Gas Kalogeros (9)	5,000	F.P.	2007	Jul-07	Time Charter	Apr-10
Gas Sincerity (10)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-09
Gas Spirit (11)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-10
Gas Zael (12)	4,111	F.P.	2001	Dec-05	Time Charter	Mar-09
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	-
Gas Prophet (13)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (14)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-09
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar (15)	3,510	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Sophie	3,500	F.P.	1995	Oct-07	Time Charter	Oct-08
Gas Legacy (16)	3,500	F.P.	1998	Oct-05	Time Charter	Apr-10
Gas Fortune (17)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (18)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (19)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice (20)	3,434	S.R.	1991	Apr-05	Bareboat	Apr-11
Gas Renovatio (21) (25)	3,313	F.P.	1997	May-07	Time Charter	Jan-09
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Mar-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Oracle (24)	3,014	F.P.	1990	Dec-05	Time Charter	Dec-07
Gas Prodigy (22)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Oct-09
FLEET TOTAL: 38 VESSELS	164,429 cbm
Additional Vessels (with expected delivery date)
Gas Premiership (23)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
TOTAL LPG CARRIERS FLEET: 39 VESSELS	171,629 cbm

Product Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
TBN	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
TBN	47,000	MR Product Tanker	2008	Apr-08	Bareboat	Apr-15
TOTAL MR PRODUCT TANKER FLEET: 2 VESSELS	94,000 dwt
Grand Total: 41 Vessels

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

M.R.: Medium Range

(1)

Earliest date charters could expire.  Most charters include options to shorten or extend their term.

(2)

Gas Chios is currently employed under a time charter expiring in March 2008, which has been extended until March 2010.

(3)

Gas Nemesis is currently employed under a time charter until May 2008. Thereafter, she will be employed under a new time charter until May 2009.

(4)

Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(5)

Gas Emperor is currently employed under a time charter until June 2008, Thereafter she will be employed under a new 4 year time charter to a major international gas operator until June 2012.

(6)

Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.

(7)

Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.

(8)

Gas Icon is currently employed under a time charter with an initial term expiring in July 2008, which has been extended for two years until July 2010.

(9)

Gas Kalogeros is currently employed under a time charter until May 2008, which has been extended to April 2010.

(10)

Gas Sincerity is currently employed under a time charter until July 2008, which has been extended to July 2009.

(11)

Gas Spirit is currently employed under a time charter until June 2008, which has been extended to June 2010.

(12)

Gas Zael is currently employed under a time charter until March 2008, which has been extended to March 2009.

(13)

Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.

(14)

Gas Shanghai is currently employed under a time charter until September 2008, which has been extended until September 2009.

(15)

Gas Czar is currently employed under a time charter until December 2007. Thereafter, she will be employed under a new time charter until December 2008.

(16)

Gas Legacy is currently employed under a time charter until April 2008, which has been extended for two years until April 2010.

(17)

Gas Fortune is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(18)

Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.

(19)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

(20)

Gas Ice is currently employed under a bareboat charter until April 2008. Thereafter, she will be employed under a new three year bareboat charter, until April 2011.

(21)

Gas Renovatio is currently employed under a time charter until January 2008, which has been extended for twelve months until January 2009.

(22)

Gas Prodigy is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.

(23) Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

(24) Gas Oracle is contracted to be sold for delivery during January, 2008.

(25) Gas Renovatio is contracted to be sold for delivery with her current charter attached during January, 2008.

(26) Gas Nemesis is contracted to be sold for delivery with her current charter attached during January, 2008.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving primarily the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 38 LPG carriers with a total capacity of 164,429 cubic meters (cbm). In addition, the company has also entered into agreements to acquire one second-hand LPG carrier with expected delivery in February 2008, two new M.R. type product tankers for delivery in February and April 2008 respectively and sell three LPG carriers in January 2008. Once the acquisition and sale of vessels are complete, STEALTHGAS INC.’s fleet will be composed of 36 LPG carriers with a total capacity of 160,286 cubic meters (cbm) and 2 MR Product Tankers with a total capacity of 94,000 deadweight tones (dwt). STEALTHGAS Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated: December 6, 2007                    By:    /s/ Andrew J. Simmons

 -----------------------

Andrew J. Simmons

 Chief Financial Officer